DM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...	12.00

18008953

SEC FILE NUMBER
8-67995

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GuideStone Financial Services

SEC Mail Processing
DEC 03 2018
Washington, DC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5005 LBJ Freeway, Ste 2200
(No. and Street)

Dallas	TX	75244-6152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Halpin — 214-720-6439 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

2018 NOV 30 PM 3:53
SEC / TM
RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Halpin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GuideStone Financial Services, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Treasurer, CFO, FINOP
Title

Notary Public 11-26-18

TRACEE L LARSON
NOTARY PUBLIC
ID# 126483100
State of Texas
Comm. Exp. 05-02-2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GUIDESTONE FINANCIAL SERVICES

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
GuideStone Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GuideStone Financial Services (the Company) as of September 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I. In forming our opinion on the information in Schedules I, we evaluated whether the information in Schedules I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 16, 2018

We have served as the Company's auditor since 2016.

GUIDESTONE FINANCIAL SERVICES
Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$ 250,000
Prepaid expenses	16,504
Total assets	$ 266,504

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued liabilities and deferred revenue	$ 16,504
Total liabilities	16,504
Member's equity	250,000
Total Liabilities and Member's Equity	$ 266,504

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Operations
For the Year Ended September 30, 2018

Revenues	
Fee revenue	$ 364,106
Total revenue	364,106
Expenses	
Salary and benefits	291,598
Regulatory fees and expenses	33,130
Other operating expense	39,378
Total expenses	364,106
Net Income	$ --

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Changes in Member's Equity
For the Year Ended September 30, 2018

Total member's equity as of September 30, 2017	$	250,000
Net income		--
Total member's equity as of September 30, 2018	$	250,000

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Cash Flows
For the Year Ended September 30, 2018

Cash flows from operating activities	
Net Income	$ --
Adjustments to reconcile net income to net cash flows from operating activities:	
Change in assets and liabilities:	
Increase in prepaid assets	(7,462)
Increase in accrued liabilities and deferred revenue	7,462
Net cash flows from operating activities	--
Net cash flows from investing activities	--
Net cash flows from financing activities	--
Cash at beginning of period	250,000
Cash at end of period	$ 250,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Operations

GuideStone Financial Services (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a tax exempt, Texas not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Service Code. It is a non-stock company with a sole member, GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone") that elects the directors of the Company.

The Company operates as a fully disclosed, introducing broker-dealer. The Company solely engages in the sale of mutual fund securities, on a subscription-basis only. As a result, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934, under paragraph (k)(1) of that Rule.

The investment company securities offered by the Company consist exclusively of shares of the GuideStone Funds family of registered mutual funds (the "Funds"). The Company offers the Funds' shares to eligible investors through retail and institutional accounts.

Note 2 - Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 3 - Income Taxes

The Company is a not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code ("Code") and is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, no federal income taxes are recorded in the accompanying financial statements. Unrelated business income, if any, is insignificant and no tax provision has been made in the accompanying financial statements.

The Company follows Financial Accounting Standards Board Accounting Standards of Codification ("FASB ASC") No. 740-10, relating to accounting for uncertain tax positions. FASB ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure requirements. The Company does not have any entity level uncertain tax positions in connection with these financial statements.

Note 4 - Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 - Related Party Transactions

Common Control

The Company and GuideStone are related parties under common control and the existence of that control could create operating results and financial positions different had the Company been autonomous.

Shared Expense Agreement

All operating costs and expenses of the Company are incurred by GuideStone. The Company's expenses, in accordance with an executed Expense Sharing Agreement, are borne by or reimbursed by GuideStone. Also, as part of this Expense Sharing Agreement, GuideStone provides certain offices and personnel.

Fee Revenue

All of the Company's fee revenue is derived from GuideStone in accordance with an Internal Fee Arrangement. In accordance with the agreement, the Company provides services to GuideStone through its operation as a broker-dealer. Revenue is recognized when earned. Deferred revenue is recorded for amounts paid by GuideStone on behalf of the Company, which benefit future periods (i.e. prepaid expenses).

Note 6 - Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or a ratio of 15 to 1 of aggregate indebtedness. As of September 30, 2018, the Company had net capital of $233,496 which exceeded the minimum requirement of $5,000 by $228,496. At September 30, 2018, the Company had aggregate indebtedness of $16,504. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 at September 30, 2018.

Note 7 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual fund company.

Note 8 - Concentration Risk

Cash is comprised solely of cash on deposit in accounts with depository institutions. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At September 30, 2018, the cash balances did not exceed the federally insured limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in subscription-basis only sales of mutual fund securities.

Note 9 - Commitments and Contingencies

The Company is not aware of any pending legal matters.

The Company has no financial commitments such as a lease or any other type of financial commitment as of the balance sheet date.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2018

Schedule I

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2018

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 250,000
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	250,000
Deductions and/or charges	
Non-allowable assets:	16,504
Net capital before haircuts on securities positions	233,496
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 233,496

AGGREGATE INDEBTEDNESS

Accrued liabilities and deferred revenue	$ 16,504
Total aggregate indebtedness	$ 16,504

Schedule I (continued)

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,100
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 228,495
Excess net capital at 1000%	$ 231,845
Ratio: Aggregate indebtedness to net capital	.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended September 30, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
GuideStone Financial Services

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GuideStone Financial Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which GuideStone Financial Services claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the exemption provisions) and (2) GuideStone Financial Services stated that GuideStone Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception. GuideStone Financial Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GuideStone Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 16, 2018

GuideStone
Financial Services

GuideStone Financial Services Exemption Report

GuideStone Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

GuideStone Financial Services

I, Jeremy Halpin, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Jeremy Halpin
Treasurer, Chief Financial Officer, FinOP
October 15, 2018

Report of Independent Registered Public Accounting Firm

On the Entity's Claim for Exclusion from SIPC

In Accordance with SEC Rule 17a-5

Year Ended September 30, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Members and Board of Directors
GuideStone Financial Services

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by GuideStone Financial Services (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended September 30, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2018 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018, noting no differences;
2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2018 to supporting schedules and working papers, noting no differences;
3. Recalculated the arithmetical accuracy of the total revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2018 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended September 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 16, 2018

SEC Mail Processing
DEC 03 2018
Washington, DC

GUIDESTONE FINANCIAL SERVICES
Schedule of Form SIPC-3 Revenues
For the Year Ended September 30, 2018

Business Activities through which Revenue was earned	
Business conducted outside the Unites States and its territories and possessions	$ --
Distribution of shares of registered open end investment companies or unit investment trades	--
Sale of variable annuities	--
Insurance commissions and fees	--
Investment advisory services to one or more registered investment companies or insurance company separate accounts	--
Transactions in securities futures products	--
Other revenue*	364,106
Total revenue	$ 364,106

*The only revenue earned by the broker-dealer is Contributed Services Revenue to cover expenses of the broker-dealer. As a result, the net income is $0 for the year.

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] Senior Compliance Analyst 9-20-17
Authorized Signature/Title Date

SIPC-3 201 8

8-

8-67995 FINRA SEP 04/07/2009
GUIDESTONE FINANCIAL SERVICES
2401 CEDAR SPRINGS RD
DALLAS, TX 75201-1498

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 201 8

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending Sept 2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.